Room 4561


						March 9, 2006

Mr. Fred C. Young
Director and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

Re:	Black Box Corporation
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 14, 2005
	Form 8-K Filed January 31, 2006

Dear Mr. Young:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 22

1. We note that cash provided by operating activities was on a downward trend during the three years ended March 31, 2005. We further note that these cash flows had decreased over 40% between fiscal 2003 and 2005. Tell us how you considered the guidance in
Item 303(a)(1) of Regulation S-K during the periods that this trend was known.

2. We note that you disclose certain changes in working capital, such as accounts receivable and other current assets, as either a source or use of cash without quantifying or explaining the underlying drivers of these changes. Tell us how you considered the guidance in
Section IV of FRR-72 and Instruction 4 to Item 303(a) of
Regulation
S-K.

Consolidated Statements of Income, page 36

3. We note that you derive revenue from the sale of both products and services. However, revenues derived and costs incurred from sales of products and services are not disclosed separately in your consolidated statements of income. Explain to us how you considered
Rule 5-03(1) and (2) of Regulation S-X.

4. We note that you reclassified certain Norstan expenses for purposes of reporting the pro forma information included within your
Form 8-K/A filed on April 12, 2005. Please explain to us why you do not consider expenses related to customer support and compensation to your operational employees to be cost of sales.















Note 1. Significant Accounting Policies
Revenue Recognition, page 42

5. Clarify for us the extent to which you recognize revenue in accordance with SOP 97-2. In this regard, we note that you appear to sell numerous technology products that may be subject to this guidance. As part of your response, describe the nature of your Hotline products and indicate how you considered paragraph 2 of SOP
97-2 in determining the appropriate revenue recognition policy for these products. In addition, explain how your revenue recognition policies for products and services that are within the scope of SOP
97-2 comply with that literature. Describe any services such as maintenance and support that are provided and explain how you considered whether these services should be accounted for as post-contract customer support or as warranty arrangements.

6. For products and services that you believe are outside the scope of SOP 97-2, identify for us the accounting literature you follow in determining the timing and amount of revenue recognition. Explain how your revenue recognition policies comply with the identified literature.

7. Describe to us the specific nature of your sales and installation arrangements accounted for using the percentage-of-completion method.
Indicate whether you are using the percentage-of-completion method in accordance with SOP 97-2 or if you believe that your arrangements are directly subject to the scope of SOP 81-1. As part of your response, tell us whether any elements not within the scope of SOP 81-1 exist and explain how you separate and account for these elements.
Refer
to the relevant guidance that supports your accounting.

Note 18: Acquisitions, page 59

8. We note that you have allocated a portion of the purchase price for Norstan to deferred revenue. Although it is unclear from the disclosures in your financial statements, the disclosures in your Form 8-K/A filed on April 12, 2005 suggest that you allocated the pre-acquisition carrying value to deferred revenue and made no adjustments to that value. Please provide us with the following:
* The amount allocated to deferred revenue in your purchase price allocation;
* A description of the transactions that resulted in the deferred revenue balance; and
* An explanation of how you determined the fair value of the deferred revenue and how your allocation complies with SFAS 141 and EITF 01-
03.






9. We note that you assigned a 20 year life to customer relationships acquired in the Norstan acquisition. We further note from disclosure in Exhibit 99.3 to the Form 8-K filed April 12, 2005 that the Company initially contemplated an estimated life of 7 years. Explain, in detail, your basis for concluding that 20 years represents a reasonable estimated economic life for the customer relationships acquired and explain why the life has changed dramatically since the filing of your Form 8-K/A. Identify any specific objective evidence that you relied on to support this amortization period.

Note 19. Segment Reporting, page 62

10. Please explain to us how your segment disclosures comply with paragraph 37 of SFAS 131.

Report of Independent Registered Public Accounting Firm on
Internal
Control over Financial Reporting, page 66

11. We note that management excluded the Norstan acquisition from their assessment of internal control over financial reporting on page
64. Please explain to us why your independent auditors did not include a similar scope limitation within their audit report.

Form 8-K filed January 31, 2006

Exhibit 99.1

12. We note that you provide several non-GAAP measures and provide no substantive information that addresses the disclosures in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP
Financial Measures. For example, your disclosures do not explain the manner in which management uses the non-GAAP measures and the economic substance behind that decision, why it is useful to an investor to segregate each of the items for which adjustments are made, or how your presentation provides meaningful information. Further, you have not disclosed the material limitations associated with the measures or the manner in which management compensates for such limitations. Note that we believe that detailed disclosures should be provided for each individual non-GAAP measure and each adjustment to your GAAP results. Please explain to us how you have complied with this guidance.

 * * * * * * *





	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Edgar, Staff Accountant, at (202)-551-3459, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


      Brad Skinner
      Accounting Branch Chief
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Mr. Fred C. Young
Black Box Corporation
March 9, 2006
Page 5